(i) On August 21, 2003, the Eclipse Funds dismissed PricewaterhouseCoopers LLP as its independent accountants. The Registrant's Audit Committee and/or Board of Trustees participated in and approved the decision to change independent auditors.
(ii) The reports of PricewaterhouseCoopers LLP on the financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
(iii) In connection with its audits for the two most recent fiscal years and through August 21, 2003, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years.
(iv) During the two most recent fiscal years and through August 21, 2003, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).
(v) The Registrant has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated December 26, 2003, is filed as Exhibit Q1 to Item 77K.
(vi) On August 21, 2003, the Fund engaged KPMG LLP as its new independent auditors. During the Fund's two most recent fiscal years and through August 21, 2003, the Fund did not consult with KPMG LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements, or any other matters or reportable events as set forth in Items 304(a)(1)(iv) and (v) of Regulation S-K.